Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated May 3, 2017)



Join us as an Owner and help build Bernau Estate, a biodynamically farmed vineyard and winery near Dundee, Oregon.

Together we will make méthode champenoise sparkling wines made from biodynamically-grown grapes. We will use sustainable farming practices to create a balanced ecosystem that generates healthy soil and elegants wines. The winery will offer Oregon-inspired hospitality, with gardens and a wine cave for you to explore and enjoy.

As an Owner, you earn Founder status, invitations to exclusive winery celebrations, savings on wine, and will be a part of telling the Oregon wine story.

Please consider purchasing our Willamette Valley Vineyards Preferred Stock offered at $4.45 per share, with a 5% annual dividend ($1,557.50 min. investment). To obtain more information regarding the winery and an investment, please visit **www.wvv.com/ownership**, call 800-344-9463 (winery office hours are 8 am - 5 pm) or visit us at Willamette Valley Vineyards, south of Salem.

A Native Son's Dream

The Willamette Valley is a special place. Her cool climate and storied soils are ideal for Pinot Noir and other cool climate vinifera wine grapes, cane berries, stone fruits, hops and nuts.

Richard Sommer, a UC Davis graduate, was the first to plant Pinot Noir in Oregon and sought out an attorney to help him obtain the first vinifera winery license since Prohibition. That attorney brought home Richard's wine to share at dinner with his son, our Founder Jim Bernau – lighting a path and lifelong pursuit.

Since founding Willamette Valley Vineyards in 1983 and with the addition of Elton (founded by Dick & Betty O'Brien in 1983) and Tualatin Estate Vineyard (founded by wine pioneer Bill Fuller in 1973), Jim has worked over thirty years to plant, grow and make a classic, elegant representation of Pinot Noir from the Willamette Valley.



From left to right: Consulting Winemaker, Isabelle Meunier; with Winery Director, Christine Collier; Founder of WVV, Jim Bernau; Development Director, Jan Bernau; and Founders of Elton Vineyard, Dick and Betty O'Brien.



Elton Vineyard has deep, volcanic Jory soil with a top layer of sedimentary soil deposited by the cataclysmic Missoula Lake Flood. Inset: Dick O'Brien (1940–2016) and the white granite glacial erratic that now serves as the family headstone in the vineyard.

A Friendship Forged During Finals Week

Jim met Betty O'Brien in 1978 at Willamette University Graduate School and they shared the dream of growing world-class Pinot Noir. Along with her husband, Dick O'Brien, Betty planted Elton Vineyard on her family farm in the Eola Hills in 1983 and named it after her father (the same year Willamette Valley Vineyards was planted). Elton Vineyard began growing winegrapes for Oregon's best winemakers, earning the reputation of one of Oregon's top ten vineyards. Dick and Betty retired in 1997, and we've been exclusively farming the vineyard ever since.

Their professors helped them plan the first successful community-owned, crowd funded business in the U.S. with wine enthusiasts as owners. (NASDAQ: WVVI)

Willamette Valley Vineyards, led by Jim Bernau and Christine Collier, has continued to grow with the support of wine enthusiasts by offering Preferred Stock (NASDAQ: WVVIP) to plant and build boutique wineries on some of Oregon's most intriguing vineyard sites; beginning with the development of Elton Wines from the Eola-Amity AVA.

Elton Wines approaching First Release

Join us as Owners in the Elton Vineyard and O'Brien Garden for the exclusive celebration of our first release of Elton Pinot Noir and Chardonnay on Sunday, July 30th at 4pm. The wines are made by Consulting Winemaker Isabelle Meunier, who has produced many of Oregon's highest rated wines.

ELTON

The label design was inspired by a beautiful, commissioned bronze work called "She Dances in the Garden" located in the O'Brien Garden by Dick and Betty O'Brien, creators of Elton Vineyard.

Groundbreaking Event for Bernau Estate Winery Sunday, September 17th at 1:30 pm

Please join us as Founders and attend the Groundbreaking Celebration for Bernau Estate Winery near Dundee, on Sunday, September 17th at 1:30 pm at the vineyard. We are asking Owners to bring their families and their shovels for the historic group photograph and see our plans. This event is complimentary and open to Owners, prospective Owners, and their families.



Walla Walla Cabernet

We joined Walla Walla's pioneering wine visionaries, Norm McKibben, Chris Figgins and Marty Clubb, in their extraordinary vineyard development called SeVein, located above Seven Hills Vineyard. We've planted and trellised almost 20 acres of our 28 plantable acres. Until the vines grow and begin bearing fruit, SeVein is providing us with winegrapes for our first vintages of Pambrun. Named after Walla Walla's First Citizen, Pierre Pambrun, head of the Hudson's Bay trading post and Jim Bernau's fifth grandfather, Pambrun Vineyard is our first planting in the AVA.


PAMBRUN

The symbol above Pambrun reflects the Native American roots of Jim's fifth grandmother.

The Cabernet Sauvignon is resting in bottle in preparation of our first wine release celebration, exclusive to Owners, at the Marcus Whitman Hotel, in Walla Walla on Saturday, April 21, 2018 at 6 pm. Consulting Winemaker Jon Meuret of Maison Bleue reports this bottling could very well be one of his best efforts.

Pambrun Vineyard Expands

We recently purchased an additional 45 acres in SeVein, a short distance from where we first planted in loess soil (wind blown glacial scrapings or "rock flour"). The new site is exposed, fractured basalt which contributes a unique minerality and complexity to the Cabernet Sauvignon. The property sits directly adjacent and below retired NFL Quarterback Drew Bledsoe's McQueen Vineyard.

Continuing to Build the Oregon Wine Story in "The Rocks"

We have acquired 36 acres of plantable ground in The Rocks District bordering Highway 11 and Sunnyside Rd. (the road to Cayuse Winery and then up to our Pambrun Vineyard). Our first 5 acres of Syrah will be planted in Spring 2018 with crowbars!



"But for me, the most distinctive terroir in America is one of the newest AVAs: The Rocks District of Milton-Freewater. The wines from these vines, planted on dramatically stony soils, sing a whole chorus of unmistakable aromatics and flavors, and make some of the greatest wines in America – and, by the way, it's on the Oregon side of the Walla Walla Valley AVA."
Harvey Steiman, Wine Spectator



Owners helped plant Cabernet Sauvignon in May 2016 at Pambrun Vineyard.